UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 18, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neurocrine Biosciences, Inc.

File No. 0-22705 - CF#37186

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Neurocrine Biosciences, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 8, 2019.

Based on representations by Neurocrine Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through February 8, 2025
Exhibit 10.10	through February 8, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office